SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

BEFUT International Co., Ltd.

(Name of the Issuer)

BEFUT International Co., Ltd.

BEFUT International Co. Limited

Hongbo Cao
Tingmin Li

(Names of Persons Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

37942D104

(CUSIP Number of Class of Securities)

Hongbo Cao

Chairman and Chief Executive Officer

27th Floor, Liangjiu International Tower, 5 Heyi Street,

Dalian City, China 116011

(011) 86-411-83678755

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Elizabeth Fei Chen, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an Disclosure Statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-1,000) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or Disclosure Statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$42,499.60	$4.87

*For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $42,499.60 by the Issuer in lieu of fractional shares immediately following a 1-for-150 reverse stock split to holders of fewer than 150 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.65 per pre-reverse split share and 65,384 pre-reverse split shares, the estimated aggregate number of shares held by such holders.

 **Determined pursuant to Rule 0-11(b)(1), as amended, by multiplying the transaction value of $42,499.60 by 0.00011460.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4.87.

Form or Registration No.: Schedule 13E-3 (File No.: 005-82445).

Filing Party:	BEFUT International Co., Ltd.
BEFUT International Co. Limited
Hongbo Cao
Tingmin Li (added on March 23, 2012 in the amendment filing)

Date Filed: February 27, 2012

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INTRODUCTION

This Amendment No.3 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) BEFUT International Co., Ltd., a corporation incorporated under the laws of the State of Nevada (the “Company”); (b) BEFUT International Co., Limited, a corporation incorporated under the laws of British Virgin Islands; (c) Mr. Hongbo Cao, Chairman and Chief Executive Officer of the Company, and (d) Mr. Tingmin Li, an affiliate of the Company by virtue of his 20.8% beneficial ownership of the common stock of the Company. The Schedule 13E-3 is being filed in connection with a proposed “going private” transaction, the primary purpose of which is to reduce the number of record holders of the Company’s common stock, par value $0.001 per share (the “Common Stock”), to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock, under Section 12(g) of the Exchange Act, and suspend its reporting obligations under the Exchange Act.

To accomplish this reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of the Common Stock at a ratio of 150 to one (the “Reverse Split”). In the Reverse Split, each 150 shares of Common Stock outstanding as of the effective date of the Reverse Split will be converted into one whole share of Common Stock. In lieu of issuing any fractional shares to stockholders owning fewer than 150 pre-Reverse Split shares, the Company will make a cash payment equal to $0.65 per pre-Reverse Split share to such stockholders. Accordingly, stockholders owning fewer than 150 pre-Reverse Split shares, after the Reverse Split, will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only a cash payment equal to $0.65 multiplied by the number of pre-Reverse Split shares owned by them. The stockholders who will be cashed out as a result of the Reverse Split own, in the aggregate, less than 10% of the Common Stock outstanding immediately before the Reverse Split. The Reverse Split will also provide for a corresponding decrease in the number of authorized shares of Common Stock from 200,000,000 shares to 1,333,333 shares.

Following the Reverse Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13 of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

After the completion of the Reverse Split, the Company will effect a one-to-150 forward stock split (the “Forward Stock Split”, and together with the Reverse Split, the “Reverse/Forward Stock Split”) for those stockholders who hold at least one whole post-Reverse Split share by converting all post-Reverse Split shares held by such stockholders (including fractional shares) to a number of shares of Common Stock equal to the number of such post-Reverse Split shares multiplied by 150. The Forward Stock Split will also provide for a corresponding increase in the number of authorized shares of Common Stock from 1,333,333 to 200,000,000 shares.

Under Nevada law and the Amended and Restated Articles of Incorporation of the Company (the “Articles of Incorporation”), the Board of Directors of the Company (the “Board”) may amend the Articles of Incorporation to implement the Reverse Split and the Forward Stock Split without the approval of the stockholders. Therefore, the Company is not seeking stockholder approval for these actions, and no vote is sought in connection with these actions. In addition, stockholders who receive cash in lieu of fractional shares will be entitled to appraisal rights for the “fair value” of their fractional share under Nevada law. The Reverse Split and the Forward Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit (a)(3) to this Schedule 13E-3 (the “Disclosure Statement”). The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Statement.

Item 1. Summary Term Sheet

The information set forth in the Disclosure Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers about the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 2. Subject Company Information

(a)          Name and Address. The information set forth in the Disclosure Statement under the caption “Special Factors – Filing Persons” is incorporated by reference.

(b)          Securities. The information set forth in the Disclosure Statement under the caption “Company Information – Company Securities” is incorporated herein by reference.

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(c)           Trading Market and Price. The information set forth in the Disclosure Statement under the caption “Company Information – Company Securities” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Disclosure Statement under the caption “Company Information – Company Securities” is incorporated herein by reference.

(e)           Prior Public Offerings. Not applicable.

(f)           Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person

(a)          Name and Address. The information set forth in the Disclosure Statement under the caption “Special Factors – Filing Persons” and “Company Information – Executive Officers and Directors” is incorporated herein by reference.

(b)          Business and Background of Entities. The information set forth in the Disclosure Statement under the captions “Special Factors – Filing Persons” and “Company Information – Executive Officers and Directors” is incorporated herein by reference.

(c)          Business and Background of Natural Persons. The information set forth in the Disclosure Statement under the captions “Special Factors – Filing Persons” and “Company Information – Executive Officers and Directors” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)          Material Terms. The information set forth in the Disclosure Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Special Factors,” “Description of the Reverse/Forward Stock Split,” “Other Matters Related to the Transaction – Source and Amount of Funds” and “Other Matters Related to the Transaction – Dissenters’ Rights” is incorporated herein by reference.

(c)          Different Terms. Not applicable.

(d)          Appraisal Rights. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Dissenters’ Rights” is incorporated herein by reference.

(e)          Provisions for Unaffiliated Stockholders. None.

(f)           Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a)          Transactions. None.

(b)          Significant Corporate Events. None.

(c)          Negotiations or Contacts. None.

(e)          Agreements Involving the Subject Company’s Securities. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Agreements Involving the Company’s Securities” is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals

(b)          Use of Securities Acquired. The information set forth in the Disclosure Statement under the captions “Summary of Terms of Reverse/forward Stock Split - Effect of Transaction” and “Special Factors – Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock” is incorporated herein by reference.

(c)          Plans.

(1)          None.

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(2)          None.

(3)          Other than as described in this Schedule 13E-3 and the Disclosure Statement, neither the Company nor its management has any current plans or proposals to change materially the Company’s dividend rate or policy, or indebtedness or capitalization.

(4)          None.

(5)          The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Conduct of Our Business After The Reverse Split” is incorporated herein by reference.

(6), (7) and (8)   The information set forth in the Disclosure Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors – Effect of the Reverse/Forward Stock Split,” “Special Factors – Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock” and “Other Matters Related to the Transaction – Conduct of Our Business After the Transaction” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)          Purposes. The information set forth in the Disclosure Statement under the caption “Special Factors – Reasons for and Purposes of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)          Alternatives. The information set forth in the Disclosure Statement under the caption “Special Factors – Strategic Alternatives Considered” is incorporated herein by reference.

(c)          Reasons. The information set forth in the Disclosure Statement under the caption “Special Factors – Reasons for and Purposes of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)          Effects. The information set forth in the Disclosure Statement under the captions “Special Factors – Effects of the Reverse/Forward Stock Split,” “Special Factors – Potential Disadvantages of the Reverse/Forward Stock Split,” “Special Factors – Effect of the Reverse/Forward Stock Split on Holders of Derivative Securities,” “Special Factors – Financial Effect of the Reverse/Forward Stock Split” and “Special Factors – Federal Income Tax Consequences” is incorporated herein by reference.

 Item 8. Fairness of the Transaction.

 (a)         Fairness. The information set forth in the Disclosure Statement under the captions “Special Factors – Fairness of the Reverse/Forward Stock Split” and “Special Factors – Factors Considered to Determine Fairness” is incorporated herein by reference.

 (b)         Factors Considered in Determining Fairness. The information set forth in the Disclosure Statement under the captions “Special Factors – Fairness of the Reverse/Forward Stock Split” and “Special Factors – Factors Considered to Determine Fairness” is incorporated herein by reference.

 (c)         Approval of Security Holders. The information set forth in the Disclosure Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Special Factors – Shareholder Approval” is incorporated herein by reference.

 (d)         Unaffiliated Representative. The information set forth in the Disclosure Statement under the caption “Special Factors – Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

 (e)         Approval of Directors. The information set forth in the Disclosure Statement under the caption “Special Factors – Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

 (f)          Other Offers. Not applicable.

 Item 9. Reports, Opinions, Appraisals and Negotiations.

 (a)         Report, Opinion or Appraisal. None.

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 (b)         Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

 (c)         Availability of Documents. Not applicable.

 Item 10. Source and Amount of Funds or Other Consideration.

(a)          Source of Funds. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transactions – Source and Amount of Funds” is incorporated herein by reference.

(b)          Conditions. None.

(c)          Expenses. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transactions – Source and Amount of Funds” is incorporated herein by reference.

(d)          Borrowed Funds. Not Applicable.

 Item 11. Interest in Securities of the Subject Company.

 (a)         Security Ownership. The information set forth in the Disclosure Statement under the captions “Company Information – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

 (b)         Securities Transactions. None.

 Item 12. The Solicitation or Recommendation.

(d)          Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Disclosure Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers about the Reverse/Forward Stock Split,” “Special Factors – Background of the Reverse/Forward Stock Split,” “Special Factors – Shareholder Approval,” and “Other Matters Related to the Transaction – Interests of Certain Persons” is incorporated herein by reference.

(e)          Recommendations of Others. None.

Item 13. Financial Statements

(a)          Financial Information. The information set forth in the Disclosure Statement under the caption “Financial and Other Information” is incorporated herein by reference.

(b)          Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)          Solicitation or Recommendations. Not applicable.

(b)          Employees and Corporate Assets. Not applicable.

Item 15. Additional Information

(b)          Other Material Information. The information set forth in the Disclosure Statement, including all appendices thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(3)	Disclosure Statement to be mailed to stockholders of BEFUT International Co., Ltd.

(a)(5)(i)	Financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2011 (incorporated by reference to such report filed with SEC on September 27, 2011).

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(a)(5)(ii)	Financial statements and notes thereto included in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 (incorporated by reference to such report filed with the SEC on February 14, 2012).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Form of Convertible Note issued to the investors in our private placement dated March 13, 2009 (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed with the SEC on March 19, 2009).

(d)(2)	Form of Warrant issued to the investors in our private placement dated March 13, 2009 (incorporated by reference to Exhibit 4.2 to the registrant’s Current Report on Form 8-K filed with the SEC on March 19, 2009).

(d)(3)	Stockholders Agreement dated March 13, 2009 by and among Mr. Hongbo Cao, Mr. Tingman Li and certain other individual stockholders of BEFUT International Co. Limited (“Befut BVI”) (Incorporated by reference to the Exhibit 4 to the Schedule 13D jointly filed by Befut BVI and Mr. Hongbo Cao with the SEC on March 23, 2009).

(d)(4)	Stock Transfer Agreement dated August 29, 2010 by and among Mr. Hongbo Cao, Mr. Tingmin Li and certain other individual parties thereto (Incorporated by reference to the Exhibit 3 to the Schedule 13D/A jointly filed by Befut BVI and Mr. Hongbo Cao with the SEC on September 26, 2011).

(f)	Chapter 92A of the Nevada Revised Statutes (filed as Appendix A to the Disclosure Statement filed with the SEC concurrently with this form and incorporated herein by reference).

(g)	Not applicable.

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SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2012	BEFUT International Co., Ltd.

	By:	/s/ Hongbo Cao

Name: Hongbo Cao

Title: Chairman and Chief Executive Officer

BEFUT International Co. Limited

By:	/s/ Hongbo Cao

Name: Hongbo Cao

Title: Director

/s/ Hongbo Cao

Hongbo Cao

/s/ Tingmin Li

Tingmin Li

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Exhibit (a)(3)

BEFUT INTERNATIONAL CO., LTD.

Liangjiu International Tower, 27th Floor

5 Heyi Street, Dalian City 116011

People’s Republic of China

April 19, 2012

Dear Stockholder,

BEFUT International Co., Ltd., a Nevada corporation (the “Company” or “we”), intends to engage in a transaction that is intended to reduce the number of record holders of our common stock to fewer than 300, thereby enabling us to terminate the registration of (or “deregister”) our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend our duty to file periodic reports and other information with the Securities Exchange Commission (the “SEC”) thereunder. This will eliminate the significant expense required to comply with the reporting and related requirements under the Exchange Act. Often referred to as a “going private” transaction, the transaction (the “Transaction”) will consist of: (i) a reverse split of our common stock, whereby each 150 outstanding shares of our common stock will be converted into one whole share and, in lieu of us issuing fractional shares to stockholders owning less than 150 pre-reverse stock split shares, we will pay cash equal to $0.65 multiplied by the number of pre-reverse stock split shares held by such stockholder (the “Reverse Split”), followed by (ii) a forward stock split of our common stock for those stockholders who hold at least one share of our common stock after the Reverse Split, whereby all post-Reverse Split shares held by such stockholders (including fractional shares) will be converted into a number of shares of our common stock equal to such number of post-Reverse Split shares multiplied by 150 (the “Forward Split”, and together with the Reverse Split, the “Reverse/Forward Stock Split”).

After careful consideration, our Board of Directors has concluded that the costs associated with being a public reporting company are not justified by the benefits. After the Transaction and the subsequent deregistration of our common stock and suspension of our duty to file periodic reports and other information with the SEC, we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Disclosure Statement. The Company’s stock, however, may be eligible for continued quotation on the OTC Pink tier of the OTC Markets.

Our Board of Directors has reviewed the Transaction and has determined that the Transaction is in the best interests of the Company and is substantively and procedurally fair to the stockholders of the Company, including all unaffiliated stockholders as well as stockholders who will be cashed-out as a result of the Transaction and stockholders who will continue to hold our common stock after the Transaction. In connection with its review, our Board of Directors did not retain any financial advisors or receive any report, opinion or appraisal from an outside party as to the value of our common stock or the fairness of the Transaction to our stockholders.

Under Nevada law and pursuant to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), our Board of Directors may amend our Articles of Incorporation by filing a Certificate of Change with the Nevada Secretary of State to consummate both the Reverse Split and the Forward Split, each of which will be accompanied by a corresponding decrease or increase, respectively, in the number of authorized shares of our common stock. Nevada law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse/Forward Stock Split. Accordingly, we are not seeking stockholder approval for either the Reverse Split or the Forward Split, or the subsequent deregistration of our common stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Nevada law, stockholders are entitled to certain dissenters’ rights of appraisal in connection with the Reverse Split.

The accompanying Disclosure Statement contains details on the Transaction described in this letter, including important information concerning the Reverse/Forward Stock Split, the deregistration of our common stock and the suspension of our duty to file periodic reports and other information with the SEC. We strongly urge you to read the accompanying Disclosure Statement, along with its Exhibits, carefully and in their entirety.

Although our Board of Directors has approved the Reverse/Forward Split and the subsequent deregistration of our common stock and suspension of our duty to file periodic reports and other information with the SEC, our Board of Directors reserves the right to abandon, postpone or modify the foregoing at any time before they are consummated for any reason.

By order of the Board of Directors of BEFUT International Co., Ltd.,

By:	/s/ Hongbo Cao
Hongbo Cao
Chairman and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DISCLOSURE STATEMENT OR THE RELATED SCHEDULE 13E-3, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

DISCLOSURE STATEMENT

BEFUT INTERNATIONAL CO., LTD.

Liangjiu International Tower, 27th Floor

5 Heyi Street, Dalian City 116011

People’s Republic of China

This Disclosure Statement is being furnished to you, as a holder of common stock, par value $0.001 (“Common Stock”), of BEFUT International Co., Ltd., a Nevada corporation (the “Company” or “we”), pursuant to and in accordance with the requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 under the Exchange Act, to inform you of the approval on February 21, 2012 of resolutions by our Board of Directors (the “Board”) authorizing (i) the filing of a Certificate of Change with the Nevada Secretary of State to effectuate a 1-for-150 reverse split (the “Reverse Split”) of our issued and outstanding shares of Common Stock so that we may reduce the number of holders of record of our Common Stock to fewer than 300 and terminate the registration of our Common Stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) thereunder, after which we will no longer be subject to the public reporting obligations under federal securities laws, and (ii) immediately after the effectuation of the Reverse Split, the filing of a Certificate of Change with the Nevada Secretary of State to effectuate a 150-for-1 forward split (the “Forward Split,” and together with the Reverse Split, the “Reverse/Forward Stock Split”) of our then issued and outstanding shares of Common Stock. The resolutions adopted by the Board give us the authority to effectuate the Reverse/Forward Stock Split, which we plan to do on or about the 20th calendar day following the date this Disclosure Statement is first mailed to our stockholders.  If the Reverse Split is effected by the Board, as described in more detail in this Disclosure Statement, those holders who, as a result of the Reverse Split, would hold solely fractional shares of our Common Stock will, in lieu thereof, receive cash payments equal to $0.65 per one pre-Reverse Split share and those holders will no longer be stockholders of the Company.  Immediately following the Reverse Split we will effectuate the Forward Split.

Based on information available to us, the Reverse/Forward Stock Split will reduce the number of holders of record of our Common Stock to fewer than 300.  Provided the Reverse/Forward Stock Split has the intended effect, we intend to file a Form 15 with the SEC to terminate the registration of our Common Stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports and other information with the SEC.  The Board may abandon the Reverse/Forward Stock Split in its sole discretion.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DISCLOSURE STATEMENT OR THE RELATED SCHEDULE 13E-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND IF GIVEN OR MADE, YOU SHOULD NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY THE COMPANY. ALL STOCKHOLDERS SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT AND ITS EXHIBITS IN THEIR ENTIRETY BEFORE MAKING ANY DECISION IN RESPECT OF OUR COMMON STOCK.

The Reverse/Forward Stock Split is comprised of the Reverse Split pursuant to which each 150 shares of Common Stock registered in the name of a stockholder immediately prior to the effective time of the Reverse Split will be converted into one share of Common Stock, followed immediately by the Forward Split, pursuant to which each share of Common Stock outstanding upon consummation of the Reverse Split will be converted into 150 shares of Common Stock.  Interests in fractional shares owned by stockholders owning fewer than 150 shares of Common Stock, whose shares of Common Stock would be converted into less than one share in the Reverse Split, will instead be converted into the right to receive a cash payment of $0.65 per pre-Reverse-Split share owned by such stockholders.  However, if a registered stockholder holds 150 or more shares of Common Stock in its account immediately prior to the effective time of the Reverse Split, any fractional share in such account resulting from the Reverse Split will not be cashed out and the total number of shares held by such holder will not change as a result of the Reverse/Forward Stock Split.

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We intend for the Reverse/Forward Stock Split to treat stockholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders.  However, nominees may have different procedures, and stockholders holding shares in street name should contact their nominees.  A stockholder holding fewer than 150 shares of Common Stock in street name who wants to receive cash in the Reverse/Forward Stock Split should instruct its nominee to transfer such stockholder’s shares into a record account in such stockholder’s name in a timely manner and in any event prior to the effective date of the Reverse-Split, which is expected to be on or about the 20th calendar day following April 19, 2012, the date this Disclosure Statement is first mailed to our stockholders, to ensure that such stockholder will be considered a holder of record prior to the Effective Date.  A stockholder holding fewer than 150 shares of Common Stock in street name through a nominee who does not transfer shares into a record account prior to the Effective Date may not have its shares cashed out in connection with the Reverse/Forward Stock Split.  For instance, a stockholder’s shares may not be cashed out if such stockholder’s nominee is a record holder of an aggregate of 150 or more shares of Common Stock, holds shares for multiple stockholders in street name and does not provide such beneficial ownership positions prior to the Effective Date to our designated exchange agent (the “Exchange Agent”).

As soon as practicable after the Effective Date, stockholders with stock certificates representing rights to receive cash payments will be notified and asked to surrender their stock certificates to our Exchange Agent.  The Exchange Agent will remit a cash payment to a stockholder following receipt of the stockholder’s stock certificates.  In the event we are unable to locate certain stockholders or if a stockholder fails properly to return its stock certificate to the Exchange Agent, any funds payable to such holders pursuant to the Reverse/Forward Stock Split will be held until a proper claim is made, subject to applicable abandoned property laws.

ii

BEFUT INTERNATIONAL CO., LTD.

DISCLOSURE STATEMENT

iii

Interests of Certain Persons	15

Agreements Involving the Company’s Securities	15

Dissenters’ Rights	16

Indemnification of Officers and Directors	17

Conduct of Our Business After the Transaction	17

FINANCIAL AND OTHER INFORMATION	18

COMPANY INFORMATION	19

The Company	19

Company Securities	19

Executive Officers and Directors of the Company	20

Security Ownership of Certain Beneficial Owners and Management	20

Certain Relationships and Related Transactions	21

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	22

AVAILABLE INFORMATION	22

APPENDICES

APPENDIX A	Chapter 92A of the Nevada Revised Statutes	1

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SUMMARY OF TERMS OF REVERSE/FORWARD STOCK SPLIT

This summary term sheet highlights selected information from this Disclosure Statement about the proposed Transaction. This summary term sheet may not contain all of the information that is important to you. For a more complete description of the Transaction, you should carefully read this Disclosure Statement and all of its Exhibits in their entirety. For your convenience, we have directed your attention to the location in this Disclosure Statement where you can find a more complete discussion of each item listed below.

As used in this Disclosure Statement, “the Company,” “we,” “ours” and “us” refers to BEFUT International Co., Ltd., and the “Transaction” refers, collectively, to the Reverse/Forward Stock Split, together with the related cash payments to the stockholders in lieu of the issuance of fractional shares of our Common Stock as discussed below.

The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act because it is intended to, and, if completed, will enable us to, terminate the registration of (or deregister) our Common Stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports and other information with the SEC under Section 15(d) thereunder. In connection with the Transaction, we have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3.

The following is a summary of the material terms of the Reverse/Forward Stock Split:

•	Reverse/Forward Stock Split. The Board has authorized (i) the filing of a Certificate of Change (the “Reverse Split Certificate of Change”) to effectuate a 1-for-150 Reverse Split of our Common Stock, and (ii) immediately following the Reverse Split, the filing of a Certificate of Change (the “Forward Split Certificate of Change”, and together with the Reverse Split Certificate of Change, the “Certificates of Change”) to effectuate a by a 150-for-1 Forward Split of our Common Stock. Our Board intends to implement the Reverse/Forward Stock Split by filing the Certificates of Change with the Nevada Secretary of State on the Effective Date, which is expected to be on or about the 20th calendar day following April 19, 2012, the date this Disclosure Statement is first mailed to our stockholders. Our Board may, however, abandon the Reverse/Forward Stock Split in its sole discretion. See also the information under the caption “Description of the Reverse/Forward Stock Split” in this Disclosure Statement.

•	Effect of Transaction. Upon effectiveness of the Reverse/Forward Stock Split, if you hold at least 150 shares of our Common Stock, the number of shares of Common Stock that you hold will not change, and you will not receive any cash payments. You will not need to take any action, including exchanging or returning any existing stock certificates, which will continue to evidence ownership of the same number of shares as set forth currently on the face of the certificates. See also the information under the caption “Description of the Reverse/Forward Stock Split” in this Disclosure Statement.

Upon effectiveness of the Reverse/Forward Stock Split, if you hold fewer than 150 shares of our Common Stock (a “Discontinued Stockholder”), you will receive a cash payment of $0.65 per pre-Reverse Split share. As soon as practicable after the Effective Date, you will be notified and asked to surrender your stock certificates to the Exchange Agent. The Exchange Agent will remit your cash payment following receipt of your stock certificates. The fractional shares of common stock acquired by the Company in the Reverse Split will be cancelled and returned to the status of authorized but unissued shares. See also the information under the caption “Description of the Reverse/Forward Stock Split” in this Disclosure Statement.

•	Purpose of the Transaction. The primary purpose of the Transaction is to reduce the number of record holders of our Common Stock to fewer than 300, thereby allowing us to suspend our SEC reporting obligations. We would do so by filing a Form 15 Certificate of Termination of Registration with the SEC under the Exchange Act as soon as possible after consummation of the Transaction so that we would no longer be required to file annual, quarterly or current reports, and we would not be required to comply with the SEC’s proxy rules. After the Transaction, the Company will continue to be subject to and will comply with the requirements of Nevada law. See also information under the caption “Special Factors – Reasons for and Purposes of the Reverse/Forward Stock Split”.

•	Fairness of Transaction. Our Board has determined that the Transaction is fair and in the best interests of all of our unaffiliated stockholders, including those stockholders owning shares to be cashed out under the Reverse/Forward Stock Split and those who will retain an equity interest in the Company subsequent to the consummation of the Reverse/Forward Stock Split. The other filing persons, Mr. Hongbo Cao and Mr. Tingmin Li, in their personal capacity, and BEFUT International Co. Limited, have adopted the analysis and conclusions of our Board regarding the fairness of the Reverse/Forward Stock Split and determined that the Reverse/Forward Stock Split is procedurally and substantively fair to our unaffiliated stockholders, including those stockholders owning shares to be cashed out and those who will retain an equity interest in the Company. See also information under the caption “Special Factors - Fairness of the Reverse/Forward Stock Split” and “Special Factors - Factors Considered to Determine Fairness” in this Disclosure Statement.

•	Stockholder Approval Not Required. Because less than ten percent of our outstanding Common Stock will be cashed-out in the Transaction, the Transaction is structured so that we can consummate the Reverse Split without the need to obtain stockholder approval under Nevada law. See also information under the caption “Special Factors – Stockholder Approval”.

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•	Effect on Derivative Securities. The Reverse/Forward Stock Split will not affect any of our derivative securities, including warrants, whether exercisable or unexercisable, granted by us and holders of our outstanding derivative securities will, following the Reverse/Forward Stock Split, continue to hold derivative securities for the same number of shares of Common Stock at the same exercise or conversion price and other terms as they currently do. See also the information under the caption “Special Factors – Effect of the Reverse/Forward Stock Split on Holders of Derivative Securities” in this Disclosure Statement.

•	Effect on our Business. The Reverse/Forward Stock Split is not expected to affect our current business plans or operations, except for the anticipated cost and management time savings associated with the termination of our obligations as a public company. See also the information under the captions “Description of the Reverse/Forward Stock Split” and “Other Matters Related to the Transaction – Source and Amount of Funds” in this Disclosure Statement.

•	Payment and Exchange of Shares. As soon as practicable after the Transaction, the Exchange Agent will send each Discontinued Stockholder an instruction letter describing the procedure for surrendering stock certificates in exchange for the cash payment. Upon receipt of properly completed documentation and stock certificates, each Discontinued Stockholder will be entitled to receive the cash payment, without interest, from the Exchange Agent. We anticipate that our Exchange Agent will mail instruction letters to Discontinued Stockholders within five (5) business days after the Effective Date. Discontinued Stockholders should allow approximately five (5) business days after mailing their properly completed documentation and stock certificates for such materials to be received by our Exchange Agent and should anticipate receiving their cash payment, without interest, approximately ten (10) business days after the receipt of such materials by our Exchange Agent.

•	Source of Funds. The total amount of funds necessary to make cash payments to stockholders in connection with the Transaction and for related expenses is estimated to be approximately $42,500. The funds for the Transaction will come from our currently available cash. See also the information under the caption “Other Matters Related to the Transaction – Source and Amount of Funds” in this Disclosure Statement.

•	Dissenters’ Rights. Under Nevada law, stockholders who would be cashed-out in the Reverse Split are entitled to dissent and may elect to have us purchase pre-Reverse Split shares that would become fractional shares as a result of the Reverse Split for a cash price that is equal to the “fair value” of those shares, as determined in a judicial proceeding in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes. See also the information under the caption “Other Matters Related to the Transaction – Dissenters’ Rights” in this Disclosure Statement.

•	Tax Considerations. For those stockholders who receive a cash payment in connection with the Transaction and cease to hold, either directly or indirectly, shares of post-split Common Stock, you will need to recognize a gain or loss for federal income tax purposes for the difference between the amount of cash received and the aggregate tax basis in your shares of Common Stock. For those stockholders that retain Common Stock following the Transaction, you will not recognize any gain or loss for federal income tax purposes. See also the information under the caption “Other Matters Related to the Transaction – Federal Income Tax Consequences” in this Disclosure Statement. You are urged to consult with your own tax advisor regarding the tax consequences of the Reverse/Forward Stock Split in light of your own particular circumstances.

•	Stockholders with Shares Held in Street Name. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares, and this Disclosure Statement is being forwarded to you by your broker or other nominee. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Transaction is designed to reduce the number of stockholders of record, we intend to treat stockholders holding our Common Stock in street name in substantially the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. However, banks, brokers or other nominees may have different procedures, and stockholders holding our Common Stock in street name should contact their bank, broker or nominee regarding the treatment of their shares.

•	Reservation. Our Board of Directors retains the right to abandon, postpone or modify the Transaction and the subsequent deregistration of our Common Stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder if our Board of Directors determines that it is not in the best interest of the Company and its stockholders.

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SPECIAL FACTORS

Filing Persons

The Company is filing a Rule 13e-3 Transaction Statement on Schedule 13E-3 Amendment No.3 with the SEC simultaneously with the filing of this Disclosure Statement.  The filing persons on the Schedule 13E-3 are (i) the Company, (ii) BEFUT International Co. Limited, a British Virgin Islands company (“Befut BVI”), (iii) Mr. Hongbo Cao and (iv) Mr. Tingmin Li (each a “Filing Person”, and collectively, the “Filing Persons”).  Befut BVI owns 13,934,072 shares of Common Stock, or approximately 46.9% of the Company’s outstanding shares of Common Stock. Mr. Hongbo Cao, the Chairman and Chief Executive Officer of the Company, is also the sole officer/director of Befut BVI and owns a controlling equity interest in Befut BVI. Therefore, Mr. Cao may be deemed to beneficially own the shares of Common Stock held by Befut BVI. Mr. Tingmin Li is the beneficial owner of 20.8% of the Company’s outstanding shares of Common Stock. Since November 2006, Mr. Li has been Chairman of the Supervisory Committee (a special committee organized pursuant to the PRC Company Law) of Dalian Befut Wire & Cable Manufacturing Co., Ltd., an operating company in China controlled by the Company. The business address of each of the Company, Befut BVI, Mr. Cao and Mr. Li is Liangjiu International Tower, 27th Floor, 5 Heyi Street, Dalian City, 116011, China, and the telephone number of the Company, Befut BVI, Mr. Cao and Mr. Li is (86) 411-83678755.  Neither Mr. Cao nor Mr. Li was convicted in a criminal proceeding or was a party to any judicial or administrative proceeding during the past five years. Both Mr. Cao and Mr. Li are citizens of the People’s Republic of China. Befut BVI is a holding company formed for the purposes of holding shares of Common Stock. See the information under the caption “Company Information – Executive Officers and Directors of the Company” for additional information about Mr. Cao.

Reasons for and Purposes of the Reverse/Forward Stock Split

The primary purpose of the Reverse/Forward Stock Split is to reduce the number of record holders of our Common Stock to fewer than 300 so that we can terminate the registration of our Common Stock under the Exchange Act.  The Reverse/Forward Stock Split is expected to result in the elimination of the expenses related to our disclosure and reporting requirements under the Exchange Act and to decrease the administrative expenses we incur in servicing a large number of record stockholders who own relatively small numbers of our shares.

The Board believes that any material benefit derived from continued registration under the Exchange Act is outweighed by the cost.  We have been unable to provide increased value to our stockholders as a public company, and, as a result of the costs tangible and intangible burdens associated with being a public company, including the cost of complying with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we do not believe that continuing our public company status is in our best interests and the best interests of our stockholders.

The Board believes that the significant tangible and intangible costs of our being a public company are not justified because we have not been able to realize many of the benefits that publicly traded companies sometimes realize.  The Board does not believe that we are in a position to use our status as a public company to raise capital through sales of securities in a public offering, or otherwise to access the public markets to raise equity capital.  In addition, the limited trading volume and public float of our Common Stock reduces our ability to use our Common Stock as acquisition currency or to attract and retain employees.

The Board also believes that the limited trading volume and public float of our Common Stock have impaired our stockholders’ ability to sell their shares, which has prevented them from realizing the full benefits of holding publicly traded stock.  The Reverse/Forward Stock Split will provide small stockholders a beneficial mechanism to liquidate their equity interest at a fair price for their shares without having to pay brokerage commissions, particularly in light of the limited liquidity available to holders of our Common Stock in the open market.

Because our Common Stock has been thinly traded, entering into a large purchase or sale, to the extent possible, would risk a significant impact on the market price of our Common Stock.  The Board believes that it is unlikely that our market capitalization and trading liquidity will increase significantly in the foreseeable future.

Our status as a public company has not only failed to benefit our stockholders materially, but also, in the Board’s view, places an unnecessary financial burden on us.  The Company incurs significant direct and indirect costs in complying with its periodic reporting and other obligations under the Exchange Act (collectively, the “Public Company Costs”), including: the legal, accounting, printing, mailing, public relations, compliance and administrative costs of preparing, reviewing, filing, printing and distributing the reports and other filings required under the Exchange Act; the broker and transfer agent charges for forwarding materials to beneficial holders of our common stock and management’s time and attention expended in preparing and reviewing such reports and other filings. The Company’s direct, out-of-pocket costs comprising the Public Company Costs were approximately $600,000 during 2011.

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The Reverse/Forward Stock Split is expected to relieve us of the administrative burden, cost and other disadvantages associated with filing reports and otherwise complying with the requirements of registration under the federal securities laws by deregistering our Common Stock.

In light of our current size, opportunities and resources, the Board does not believe that such costs are justified.  Therefore, the Board believes that it is in our best interests and the best interests of our stockholders to eliminate the administrative, financial, accounting and other burdens associated with being a public company by consummating the Reverse/Forward Stock Split at this time rather than continue to subject us to these burdens.

The other Filings Persons, based upon the same reasoning, beliefs and conclusions of the Board as described above in this subsection, also concluded that consummating the Reverse/Forward Stock Split at this time was in the best interests of the Company and its stockholders.

Strategic Alternatives Considered

In making the determination to proceed with the Reverse/Forward Stock Split, the Board briefly considered other strategic alternatives.  However, in considering the risks and benefits of each strategic alternative, the Board determined that the Reverse/Forward Stock Split would be the simplest and most expeditious and cost-effective approach to achieve the purposes described above.  These alternatives were:

•	Self-tender offer. The Board considered a self-tender offer by which we would offer to repurchase shares of our outstanding Common Stock. The results of an issuer tender offer would be unpredictable, however, due to its voluntary nature. The Board was uncertain whether this alternative would result in shares being tendered by a sufficient number of record stockholders so as to permit us to reduce the number of record stockholders below 300 and to terminate our public reporting requirements.

•	Purchase of shares in the open market. The Board also considered purchasing our shares in the open market in order to reduce the number of our record stockholders to fewer than 300. However, given the low daily trading volume of our Common Stock, there was no assurance that purchasing shares in isolated transactions would reduce the number of stockholders sufficiently to permit us to terminate our public reporting requirements under the Exchange Act and deregister in a reasonable period of time.

•	Maintaining the status quo. The Board also considered taking no action to reduce the number of our stockholders. However, due to the significant and increasing costs of being public, the Board believed that maintaining the status quo would be detrimental to all stockholders. We would continue to incur the expenses of being a public company without realizing the benefits of public company status.

The other Filing Persons also considered the same strategic alternatives as the Board as described above in this subsection, and such Filing Persons also determined, based upon the same reasoning, that the Reverse/Forward Stock Split was best method to achieve the intended results.

Background of the Reverse/Forward Stock Split

Since March 13, 2009, the date we acquired Befut Electric (Dalian) Co., Ltd. in a reverse merger (the “Reverse Merger Date”), our wholly owned subsidiary in the PRC, and its controlled operating entity Dalian Befut Wire & Cable Manufacturing Co., Ltd., our management has sought to identify financing opportunities. As a public reporting company, we expected to be able to leverage our public company equity to raise capital to help grow our business and expand our operations; however, we have been unable to raise significant capital and have derived only minimal benefits from being a public reporting company. The relatively low trading volume of our Common Stock and our low market capitalization have reduced the traditional liquidity benefits of being a public reporting company to our stockholders. Additionally, our Common Stock has failed to attract significant interest from institutional investors or market analysts, which could have created a more active and liquid market for our Common Stock. Our Board does not presently intend to raise capital through sales of our securities in a public offering or to acquire other businesses or entities using our securities as consideration.

Our Board and senior management periodically review the Company’s long-term strategic plans with the goal of enhancing shareholder value. As part of this ongoing process, our Board and senior management, from time to time, have considered strategic alternatives that may be available to the Company. In addition, during past six months, Mr. Hongbo Cao, our Chairman and Chief Executive Officer, became increasingly aware of what he perceived was a trend in going private transactions by smaller reporting companies seeking to avoid the costs of being a public company.

As a result of the foregoing, we are not likely to make use of the advantages for raising capital, or other purposes that our status as a public reporting company may offer. Based on our past history, the Company’s management and our Board have been evaluating: (i) the advantages and disadvantages of being a public reporting company, including the costs with respect to filing reports and other information with the SEC, complying with certain of the rules and regulations under the Sarbanes-Oxley Act, and complying with applicable corporate governance requirements, and (ii) transactions which may present alternatives to us being a public reporting company.

At a meeting of our Board of Directors held on July 1, 2011, the Board proceeded to discuss the deregistration of our Common Stock and the suspension of our duty to file periodic reports and other information with the SEC, as well as methods of effecting such deregistration and suspension, including the Reverse/Forward Stock Split and such other methods as discussed in “Special Factors - Alternatives to the Transaction” herein. Mr. Hongbo Cao and Ms. Mei Yu, the two board members, constituting the entire board, attended the meeting. They are also our senior management members. Based on such discussions, our Board believed that the Reverse/Forward Stock Split provided the most favorable alternative to the Company and its stockholders for the deregistration of our Common Stock and the suspension of our duty to file periodic reports and other information with the SEC. At such time the Board discussed the matter with the Company’s outside legal counsel, Pryor Cashman LLP (“Pryor Cashman”). The Board decided not to engage any financial advisor. The Board did not believe it was necessary or advisable to retain an independent financial advisor because the costs and time that would be consumed in doing so would exceed the benefits provided by such financial advisor due to the relatively small total value of the fractional shares of Common Stock that would be cashed out in the Transaction.

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In July 2011, following the meeting held by the Board on July 1, 2011, our management, primarily Mr. Cao, began discussing with Pryor Cashman the procedural requirements of a reverse split transaction in order to reduce the number of our record shareholders. From these discussions, our management gleaned a general understanding of the requirements associated with such a transaction.

In December 2011, our management had further discussions with Pryor Cashman regarding the procedural requirements of effectuating a reverse stock split going private transaction and the estimated costs associated therewith, including the approach of paying cash in lieu of fractional shares in order to reduce the number of registered holders below 300 thereby allowing us to terminate our registration under the Exchange Act. From these discussions, our management obtained detailed procedural requirements and a proposed timeline associated with such a transaction.

At a meeting of the Board held on February 21, 2012, Mr. Hongbo Cao and Ms. Mei Yu, constituting the entire Board, considered and discussed the Reverse/Forward Stock Split, including the reasons therefor and the effects and fairness thereof as described in “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split”, “Special Factors - Effects of the Reverse/Forward Stock Split”, “Special Factors - Fairness of the Reverse/Forward Stock Split” and “Special Factors - Factors Considered to Determine Fairness”. The Board considered forming a special committee to analyze the Reverse/Forward Stock Split, but determined that because there were presently no independent directors on the Board, the timing and costs associated with appointing independent directors for the purpose of forming a special committee outweighed its benefits. The Board unanimously authorized and approved the Reverse/Forward Stock Split at a ratio of 1 for 150 and set a price of $0.65 per pre-Revere Split share of Common Stock to be paid to holders of fractional shares following the Reverse Split. The Board determined a Reverse Split ratio of 1 for 150 is appropriate because as of February 20, 2012, the date immediately prior to the meeting of the Board, the Company had a total of 138 stockholders of record holding more than 150 shares of Common Stock and 420 stockholders of record holding less than 150 shares. As a result, the Board concluded that a Reverse Split ratio of 1 for 150 is the most appropriate ratio to reduce the number of stockholders of record sufficiently below 300 upon the completion of the Transaction.

Since July 2011, the Board and our management have had extended deliberations on the factors described elsewhere in this Disclosure Statement, including those factors discussed in the sections entitled “Special Factors − Reasons for and Purpose of the Reverse Stock Split,” “Special Factors − Strategic Alternatives Considered” and “Special Factors − Fairness of the Reverse/Forward Stock Split”, and “Special Factors - Factors Considered to Determine Fairness.” Finally, at a meeting of the Board on February 21, 2012, the Board resolved to effectuate the Reverse/Forward Stock Split. The Board further resolved that the Reverse/Forward Stock Split was fair to all unaffiliated stockholders, including those whose shares would be cashed out pursuant to the Reverse Split and those who would retain an equity interest in the Company subsequent to the consummation of the Reverse/Forward Stock Split.

Mr. Tingmin Li, the Filing Person who is neither a member of the Board nor a member of the management of the Company but have 20.8% of the shares of the Common Stock of the Company, was informed of the Transaction on March 22, 2012. Upon reviewing the terms of the Transaction, he agreed to the analysis and conclusion made by the Board.

Effects of the Reverse/Forward Stock Split

Based on information currently available to us, the Reverse/Forward Stock Split will reduce the number of holders of record of our Common Stock from approximately 558 to approximately 138.  This reduction in the number of holders of record of our Common Stock will enable us to terminate the registration of our Common Stock under the Exchange Act, which will substantially reduce the information required to be furnished by us to our stockholders and to the SEC.  See the section entitled “Special Factors – Potential Disadvantages of the Reverse/Forward Stock Split”. In addition, we expect that the Reverse/Forward Stock Split will reduce our issued and outstanding shares of Common Stock from 29,715,640 to approximately 29,650,256.

For estimated expenditures by us of (i) up to approximately $80,000 in professional fees and other costs associated with Reverse/Forward Stock Split costs and (ii) approximately $42,500 to purchase fractional shares (assuming no stockholder exercises appraisal rights), we estimate that we will realize approximately $60,000 in annual cost savings by terminating our public company status.  We intend to apply for termination of registration of our Common Stock under the Exchange Act as soon as practicable following completion of the Reverse/Forward Stock Split, meaning we would no longer be subject to the federal securities laws.

Generally, the Reverse/Forward Stock Split will treat affiliated and unaffiliated stockholders in the same manner. The effect of the Reverse/Forward Stock Split on each stockholder will depend on the number of shares that the stockholder owns.  Registered stockholders holding 150 or more shares of Common Stock will be unaffected by the Reverse/Forward Stock Split.  Registered stockholders and stockholders holding shares of Common Stock in street name through a nominee (i.e., a broker or a bank) holding fewer than 150 shares of Common Stock will have their shares converted into the right to receive a cash amount equal to $0.65 per pre-Reverse Split share.

As a result of the Reverse/Forward Stock Split, the Filing Persons will continue to be controlling stockholders of the Company after consummation of the Transaction. Management of the Company will also continue to be stockholders of the Company, and the aggregate percentage of shares of Common Stock they hold will increase by 0.2%. Furthermore, management will continue to hold their current management positions. The Transaction will be tax-free to both the Filing Persons and management.

The Board, however, reserves the right, in its sole discretion, to abandon the Reverse/Forward Stock Split prior to the Effective Date. If we do not consummate the Revere/Forward Stock Split, we will continue to operate the Company as it is presently being conducted, but could pursue another similar transaction in the future.

If and when the Reverse/Forward Stock Split is consummated, we will promptly file an amendment to our Schedule 13E-3 notifying stockholders.

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Potential Disadvantages of the Reverse/Forward Stock Split

Stockholders owning fewer than 150 shares of Common Stock immediately prior to the Effective Date will, after giving effect to the Reverse/Forward Stock Split, no longer have any equity interest in the Company and therefore will not participate in our future earnings or growth, if any.  It is expected that approximately 1,046 holders will be fully cashed out in the Reverse/Forward Stock Split.

The Reverse/Forward Stock Split will require stockholders who own fewer than 150 shares of Common Stock to involuntarily surrender their shares for cash.  These stockholders will not have the ability to continue to hold their shares.  The ownership interest of these stockholders will be terminated as a result of the Reverse/Forward Stock Split, but the Board has concluded that the completion of the Reverse/Forward Stock Split overall will benefit these stockholders because of, among other reasons, the liquidity provided to them by the Reverse/Forward Stock Split at a price determined by the Board to be fair to these stockholders.

The Reverse/Forward Stock Split will increase the percentage of beneficial ownership of each of our officers, directors and major stockholders.  Based on an assumed cash-out of approximately 65,384 shares of Common Stock, the percentage ownership of our Common Stock of holders remaining after the Reverse/Forward Stock Split, including our officers, directors and major stockholders, will increase by approximately 0.2%.  For example, Hongbo Cao, who is an executive officer and a member of our board of directors, beneficially owns 13,934,072 shares representing 46.9% of our issued and outstanding shares of Common Stock.  Accordingly, based on an assumed cash-out of approximately 65,384 shares of Common Stock, the percentage ownership of our Common Stock of Mr. Cao will increase by approximately 0.1% to 47.0%.

Potential disadvantages to our stockholders who will remain as stockholders after the Reverse/Forward Stock Split include the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies. For example, after completion of the Transaction, we will no longer be subject to the provisions of the Sarbanes-Oxley Act and certain of the liability provisions of the Exchange Act. Our executive officers, directors and 10% stockholders will no longer be required to file reports relating to their transactions in our common stock with the SEC. In addition, our executive officers, directors and 10% stockholders will no longer be subject to the recovery of profits provision of the Exchange Act, and persons acquiring 5% of our common stock will no longer be required to report their beneficial ownership under the Exchange Act.

Potential disadvantages to our stockholders who will remain as stockholders after the Reverse/Forward Stock Split also include potentially decreased liquidity as a result of our Common Stock only being eligible for quotation on the OTC Pink Marketplace. See also the information under the subsection “Special Factors – Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock”.

Effect of the Reverse/Forward Stock Split on Holders of Derivative Securities

Regardless of whether an outstanding derivative security, including an option or warrant, provides a right to acquire less than, equal to or greater than 150 shares, the number of shares underlying each outstanding derivative security will not change as a result of the Reverse/Forward Stock Split.  The Board has determined that no adjustment to outstanding derivative securities is necessary or appropriate in connection with the Reverse/Forward Stock Split.  Because of the symmetry of the 1-for-150 Reverse Split and the 150-for-1 Forward Split, the Board has determined that the Reverse/Forward Stock Split will not cause dilution or enlargement of the benefits intended by us to be made available under our outstanding derivative securities, including options and warrants.

Financial Effect of the Reverse/Forward Stock Split

Completion of the Reverse/Forward Stock Split will require approximately $122,500 of cash, which includes advisory, legal, financial, accounting and other fees and costs related to the Reverse/Forward Stock Split and the cash-out amount under the Reverse/Forward Stock Split.  As a result, we will have less working capital following the Reverse/Forward Stock Split.  The payments to holders of fewer than 150 pre-Reverse Split shares of Common Stock will be paid out of working capital.  We do not believe the decreased working capital as a result of the Reverse/Forward Stock Split will have a material adverse effect on our capitalization, liquidity, results of operations or cash flows.

Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock

Currently, our Common Stock trades on the OTCQB tier of the OTC Markets under the symbol “BFTI”. The OTC Markets is a listing service, formerly known as the Pink Sheets, that offers financial and other information about issuers of securities, and collects and publishes quotes of market makers for over-the-counter securities. The OTCQB is the middle tier of the OTC Market, which requires that OTCQB companies are reporting with the SEC or a U.S. banking regulator. Following the completion of the Reverse/Forward Stock Split, the fractional shares of common stock acquired by the Company in the Reverse Split will be cancelled and returned to the status of authorized but unissued shares. Our Common Stock will be suspended from quotation on the OTCQB; however, our Common Stock may be eligible for continued quotation on the OTC Pink tier of the OTC Markets (“OTC Pink”). OTC Pink is the bottom tier of the OTC Market and has no financial standards or reporting requirements, but companies in this tier choose the level of information they provide to investors and may have current, limited or no public disclosure. However, OTC Pink is not a stock exchange, and we do not have the ability to control whether our shares are quoted on OTC Pink. Trading opportunities in OTC Pink will be dependent upon whether any broker-dealers commit to continue making a market for our Common Stock. Accordingly, we cannot guarantee that our Common Stock will continue to be quoted on OTC Pink. In addition, any prices at which our shares are quoted on the OTC Pink, if at all, may be more or less than the current pre-Transaction price of our Common Stock. In addition, the spread between the bid and asked prices of our Common Stock on the OTC Pink may be wider than before the Transaction and the liquidity of our shares may be lower. We give no assurance that there will be any OTC Pink quotations after the Transaction or that, if such quotations continue, they will continue for any length of time.

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Fairness of the Reverse/Forward Stock Split

The Board believes that the Reverse/Forward Stock Split is both substantively and procedurally fair to our unaffiliated stockholders, including those stockholders being cashed out and those who will retain an equity interest in the Company subsequent to the consummation of the Transaction.

The Board is comprised of two members, both of whom approved the Transaction, but they are both employees or executive officers of the Company.  We neither requested nor received any report, opinion or appraisal from an outside adviser in connection with the Reverse/Forward Stock Split.  The Board did not believe it was necessary or advisable to seek a fairness opinion or retain an independent financial advisor because costs and time that would be consumed in doing so would exceed the benefits of a fairness opinion or financial advisor due to the relatively low total value of the fractional interests to be cashed out and the Board’s desire to terminate our public reporting requirements under the Exchange Act and deregister in a reasonable period of time.

The Board did not create a special committee of the Board to approve the Reverse/Forward Stock Split because the Board consists solely of two directors, neither of whom is independent.  Creating a special committee by appointing or electing one or more new directors and retaining independent counsel for such a committee would significantly increase the cost of the Reverse/Forward Stock Split and would likely take significant additional time.

The Board also did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders.  Retaining an unaffiliated representative on behalf of the unaffiliated stockholders would be an added expense of the Reverse/Forward Stock Split and would not affect the outcome of the Transaction because a majority vote of the unaffiliated stockholders is not required under applicable law.

For the reasons cited above, the Board concluded that a fairness opinion, a special committee of the Board and an unaffiliated representative retained to act solely on behalf of the unaffiliated stockholders were not necessary or advisable to ensure that the Reverse/Forward Stock Split is substantively and procedurally fair to our unaffiliated stockholders, including those stockholders being cashed out and those who will retain an equity interest in the Company subsequent to the consummation of the Transaction.

In reaching this conclusion, the Board determined that the ability of unaffiliated stockholders to decide whether or not to remain stockholders following the Reverse/Forward Stock Split by increasing their holdings of our Common Stock to at least 150 shares or decreasing their holdings of our Common Stock to less than 150 shares prior to the Effective Date afforded protection to unaffiliated stockholders, including those stockholders being cashed out and those who will retain an equity interest in the Company subsequent to the consummation of the Transaction.  The Board noted that stockholders seeking to either increase or decrease their holdings prior to the Reverse/Forward Stock Split may be unable to do so at a price they are willing to pay or accept due to the limited trading volume in our Common Stock.

The Board also noted that its members hold approximately 49.6% of our outstanding shares of Common Stock and after the Transaction are expected to hold approximately 49.7% of our outstanding shares of Common Stock, which aligns the interests of holders who will retain an equity interest in the Company subsequent to the consummation of the Transaction with the interests of the members of our Board in their capacities as stockholders in the Company.

The Board also noted that in determining procedural fairness, it complied and intends to comply with all of the requirements of Nevada law, including the provision of appraisal rights to objecting stockholders who are to be cashed out in the Reverse/Forward Stock Split.

Factors Considered to Determine Fairness

The Board considered a number of factors in determining the fairness of the Reverse/Forward Stock Split prior to its approval of the Transaction, which factors are applicable to both unaffiliated stockholders who will remain our stockholders after the Transaction and unaffiliated stockholders who will be cashed out, except for the factors with respect to savings in operating costs, the liquidity of our Common Stock and the ability to participate in our earnings and growth, if any, subsequent to the effectiveness of the Reverse/Forward Stock Split.  The factors considered by the Board include the following:

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•	Fairness of Price. The Board believes that the price which will be received by stockholders in lieu of fractional shares of Common Stock is fair from a financial point of view to our unaffiliated stockholders. The Board considered a number of factors in reaching this determination. In particular, the Board considered the current market price of our Common Stock, historical market prices of our Common Stock and the purchase price paid in the prior offering of our securities. The deliberation of the Board is as following:

o	The closing price of our Common Stock on February 17, 2012, the most recent trading day before the Board finally resolved to approve the Transaction, was $0.17 (the “Most Recent Trading Price”).

o	The historical trading prices of our Common Stock during the 90-trading day period, 60-trading day period and 30-trading day period ended February 17, 2012 were a low of 0.16 and a high of $0.17 per share for such 90-trading day period, a low of $0.16 and a high of $0.17 per share for such 60-trading day period, and a low of $0.17 and a high of $0.17 per share for such 30-trading day period. The average daily closing price of our Common Stock during the 90-trading day period ended February 17, 2012 was $0.17 per share.

o	The average daily closing price of our Common Stock over the last twelve month prior to February 17, 2012 was $0.50 per share. The average daily closing price of our Common Stock over the thirty-five month period we have been a public company from March 13, 2009, the Reverse Merger Date, to February 17, 2012, was $0.58.

o	The conversion price per share of our convertible notes, issued in the principal amount of $500,000 on March 13, 2009, was $0.65 per share (after accounting for the 1-for-4.07 reverse split effected on June 18, 2009). This is the only financing we consummated since the Reverse Merger Date.

The cash-out price of $0.65 per share represents a 282% premium to the Most Recent Trading Price and the average daily closing price of our Common Stock during the 90-trading day period ended February 17, 2012, a 30% premium to the average daily closing price of our Common Stock over the twelve month period ended February 17, 2012 and a 12% premium to the average daily closing price of our Common Stock over the last thirty-five month period from the Reverse Merger Date to February 17, 2012.

The Board, in reaching the cash-out price of $0.65, observed that during the past two years, there were times when the Common Stock traded at higher market prices ranging from $1.20 to $1.65 per share. However, the Board noted that the closing price of our Common Stock has not exceeded $1.00 per share since the end of April 2011. The Board accorded more weight to current market prices in determining a fair cash-out price.

As a result, the Board determined that a price of $0.65 represents an amount that is a premium over current and average historical market prices, and is equal to the price per share attributed to our Common Stock in the only financing the Company consummated since the Reverse Merger Date, and is therefore fair to both affiliated and unaffiliated stockholders.

o	Going Concern Value. An indicator of going concern value is the discounted future cash receipts approach. Given the other considerations discussed herein, the Board of Directors did not pursue this approach due to the significance of the subjective assumptions that would be involved in such an approach, as well as the expense associated with the approach.

o	Net Book Value. The Board did not consider net book value a material indicator of our value because it is an accounting measure better equipped to reflect historical costs rather than to evaluate current value.

o	Liquidation Value. The Board did not assign any weight on our liquidation value in light of the fact that we will remain as a continuing business and the Transaction will not result in a change of control of the Company and the Board has not considered a liquidation as a potential strategic alternative. Further, the Transaction will only result in the termination of an equity interest by the stockholders reduced to fractional shares as a result of the Reverse Stock Split. The total of all such shares represents approximately 0.22% of our outstanding pre-Reverse Stock Split shares. A liquidation process would also involve additional legal fees, costs of sale and other expenses that would reduce any amounts that stockholders might receive upon a liquidation. Given the other factors considered by the Board as described in this Disclosure Statement, the Board did not pursue a liquidation value approach.

o	No Firm Offers. The Board did not consider firm offers made by unaffiliated persons during the last two years to acquire all or a substantial part of the Company by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such offers were made during the last two years to the knowledge of the Board.

o	Purchase Price Paid for Repurchases of Our Common Stock. We have not previously repurchased shares of our Common Stock and, therefore, the Board of Directors could not consider any such repurchases as the basis for fairness.

•	Fairness of Process to Determine Price. The Board believes that all of the factors mentioned above, both favorable and unfavorable, when viewed together support a conclusion that the Transaction is substantively fair to all the Company stockholders, including the unaffiliated stockholders who will be cashed out as a result of the Transaction and the Continuing Stockholders who will continue to be stockholders of the Company after the Transaction. Our Board of Directors set the cash-out price at $0.65 based on the factors described above, and in particular, the premium that the cash-out price represents over the historical trading prices of the Common Stock as discussed above. In addition, the Board complied and intends to comply with all of the requirements of Nevada law, including the provision of appraisal rights to objecting stockholders.

•	Significant Savings Will Benefit Us and Remaining Unaffiliated Stockholders. Following the Transaction, the Board believes that we and our remaining unaffiliated stockholders will benefit from the savings in direct and indirect operating costs to us resulting from our no longer being a public company, which benefit outweighs the decreased access to information and decreased liquidity.

•	Fairness of the Determination of Reverse Split Ratio. Based upon the information presented by management, the Board selected the Reverse Split ratio by calculating a ratio that could be used to reliably reduce our stockholders of record to less than 300. The Board believes that in order to maximize the value of the Transaction, the ratio should be high enough to achieve the stated purpose of the Transaction but not be materially higher in order to minimize our cash on-hand used in connection with the Reverse/Forward Stock Split.

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•	Liquidity for Remaining Unaffiliated Stockholders. The Board recognizes that the Transaction will result in a decrease in liquidity for our Common Stock. Currently, our Common Stock is quoted on the OTCQB tier of the OTC Markets. However, there has not been an active market for our shares and the Board believes that the decreased liquidity is offset by the gain to us in decreasing our public company compliance costs and the other benefits of the Transaction described in this Disclosure Statement. Moreover, our Common Stock may be eligible for continued quotation on the OTC Pink tier of the OTC Markets after the Transaction. See also the information under the caption “Special Factors – Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock” in this Disclosure Statement.

•	Cashed Out Stockholders. One of the negative aspects of the Transaction is the inability of those stockholders who are cashed out to maintain an interest in our future earnings, growth and progress, if any, with current holdings. The Board believes that this factor is outweighed by the ability of any stockholder who wishes to remain a stockholder to increase its holdings to at least 150 shares of our Common Stock prior to the Reverse/Forward Stock Split by purchasing shares on the open market prior to the Effective Date, subject to the effects, if any, of the limited trading volumes in our Common Stock.

•	Stockholder Alternatives. The Board believes that another factor to support the fairness of the Reverse/Forward Stock Split is that any stockholder who wishes to remain a stockholder following the Reverse Split may increase its holdings of our Common Stock to at least 150 shares prior to the Effective Date. Alternatively, any stockholder who wishes not to remain a stockholder following the Reverse Split may decrease its holdings of Common Stock to less than 150 shares prior to the Effective Date. The Board noted that stockholders seeking to either increase or decrease their holdings prior to the Reverse/Forward Stock Split may be unable to do so at a price they are willing to pay or accept due to the limited trading volume in our Common Stock.

After considering all of these factors, the Board concluded that, as a whole, the Transaction is substantively fair to our unaffiliated stockholders, whether they would remain our stockholders or not, as the potential benefit of the Transaction to us and our unaffiliated stockholders clearly outweighed the potential detriments and because our affiliated and unaffiliated stockholders will receive equal treatment and face the same detriments throughout and subsequent to the Transaction.  The Board did not receive any report, opinion or appraisal from any outside party in considering the Reverse/Forward Stock Split.

In reviewing the Reverse/Forward Stock Split and determining whether it is fair to and in the best interests of our stockholders, the Board analyzed the factors set forth above, consulted with certain members of our management and consulted with legal counsel.

As noted above, the Board did not believe it was necessary to seek a fairness opinion or retain an independent financial advisor because the costs and time that would be consumed in retaining a financial advisor would exceed the benefits of a fairness opinion or financial advisor due to the relatively low total value of the fractional interests to be cashed out and the Board’s desire to terminate our public reporting requirements under the Exchange Act and deregister in a reasonable period of time.

The discussion of the information and factors set forth above and considered by the Board in making its decision is not intended to be exhaustive, but includes the material factors considered by the Board.  In view of the wide variety of factors considered in connection with the evaluation of the Transaction, neither the Board nor individual directors found it useful to, nor did either it or they attempt to, quantify, rank or otherwise assign relative weight to the factors set forth above.  In addition, individual members of the Board may have given different weight to different factors.

Fairness Determination by Mr. Hongbo Cao, Mr. Tingmin Li and Befut BVI

Mr. Hongbo Cao and Mr. Tingmin Li, in their personal capacity, and Befut BVI, each of whom is a “filing person” for purposes of Schedule 13E-3, have adopted the analysis and conclusions of our Board regarding the fairness of the Reverse/Forward Stock Split and the material factors upon which it was determined that the Reverse/Forward Stock Split is procedurally and substantively fair to our unaffiliated stockholders, both to stockholders who will receive cash payments in connection with the Reverse/Forward Stock Split and will not be continuing stockholders of the Company and to stockholders who will retain an equity interest in the Company.  Accordingly, Mr. Hongbo Cao and Mr. Tingmin Li, in their personal capacity, and Befut BVI reasonably believe that the Reverse/Forward Stock Split is procedurally and substantively fair to our unaffiliated stockholders, both to stockholders who will receive cash payments in connection with the Reverse/Forward Stock Split and will not be continuing stockholders of the Company and to stockholders who will retain an equity interest in the Company.

Regulatory Approvals

The Company is not aware of any material governmental or regulatory approval required for completion of the Transaction, other than compliance with the relevant federal and state securities laws and Nevada corporate laws.

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Stockholder Approval

The Reverse/Forward Stock Split has been approved by our Board of Directors, and no vote of the Company’s stockholders is required to effectuate the Reverse/Forward Stock Split. Pursuant to Section 78.207 of the Nevada Revised Statutes, a corporation that wants to increase or decrease the number of authorized shares of stock, and correspondingly increase or decrease the number of issued and outstanding shares of stock held by each stockholder, may do so by resolution of the board of directors without stockholder approval so long as: (i) stockholders who would be fully cashed out in the transaction and would otherwise be entitled to receive only fractional shares, collectively hold less than 10% of the shares outstanding immediately before the transaction, and (ii) the increase or decrease in any class or series of stock does not adversely affect any preference or other right of any other class or series of stock. The Company anticipates that the shareholders, who will no longer be stockholders of the Company after the Reverse Stock Split, will collectively own in the aggregate less than 10% of our common stock outstanding before the Reverse Stock Split. Further, our common stock is the only class of stock of the Company that is outstanding. Therefore, Section 78.207 of the Nevada Revised Statutes authorizes the Company to consummate the Reverse Stock Split and the Forward Stock Split without submitting the issue to a vote of the stockholders.

Federal Income Tax Consequences

Summarized below are certain material federal income tax consequences to us and our stockholders resulting from the Transaction. This summary is based upon U.S. federal income tax law, as currently in effect, which is subject to differing interpretations or change, possibly on a retroactive basis. This summary addresses only those stockholders who have held their shares as capital assets. This summary does not discuss all aspects of federal income taxation that may be important to stockholders in light of their individual circumstances. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary assumes that each stockholder is a United States citizen and has held, and will hold, shares of Common Stock as capital assets under the Internal Revenue Code of 1986, as amended. Each stockholder should consult his, her or its tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of their specific circumstances.

Tax Consequences to the Company. We believe that the Transaction will be treated as a tax-free “recapitalization” for federal income tax purposes and, accordingly, it should not result in any material federal income tax consequences to us. We will not apply for any ruling from the Internal Revenue Service, nor will we receive an opinion of counsel with respect to the tax consequences of the Transaction.

Tax Consequences to Stockholders Who Do Not Receive Cash for Fractional Shares. A stockholder who receives no cash payment as a result of the Transaction, but continues to hold shares of Common Stock directly immediately after the Transaction, will not recognize any gain or loss for United States federal income tax purposes. The aggregate adjusted tax basis of the shares held immediately after the Transaction will equal the aggregate adjusted tax basis of the shares held immediately prior to the Transaction, and the holding period of the shares will be the same as immediately prior to the Transaction.

Tax Consequences to Stockholders Whose Entire Interest in our Common Stock, Both Directly and Indirectly, is Terminated. A stockholder who receives a cash payment for a fractional share of Common Stock as a result of the Transaction and does not continue to hold our shares directly, or indirectly by virtue of being related to a person who continues to hold shares of Common Stock directly, immediately after the Transaction, will recognize capital gain or loss, for United States federal income tax purposes, equal to the difference between the cash received for the Common Stock and the aggregate adjusted tax basis in such stock.

Tax Consequences to Stockholders Whose Entire Interest in our Common Stock, Directly but Not Indirectly, is Terminated. A stockholder that receives cash for a fractional share as a result of the Transaction, but is treated (under Internal Revenue Code Section 318) as a continuing stockholder by virtue of being related to a person who continues to hold our shares directly immediately after the Transaction, will recognize capital gain or loss in the same manner as set forth in the previous paragraph, provided that the receipt of cash either (1) is “not essentially equivalent to a dividend,” or (2) constitutes a “substantially disproportionate redemption of stock.” The receipt of cash is “not essentially equivalent to a dividend” if the reduction in the stockholder’s proportionate interest in us resulting from the Transaction (taking into account for this purpose the stock owned by persons to whom the stockholder is related) is considered a “meaningful reduction” given the stockholder’s particular facts and circumstances. The Internal Revenue Service has ruled that a small reduction by a minority stockholder whose relative stock interest is minimal and who exercises no control over the affairs of the corporation will satisfy this test. The receipt of cash in the Transaction will be a “substantially disproportionate redemption of stock” if (a) immediately after the Transaction the stockholder (and persons to whom the stockholder is related) owns less than 50% of the total combined voting power of all classes of our stock entitled to vote, and (b) the percentage of our voting stock owned by the stockholder (and by persons to whom the stockholder is related) immediately after the Transaction is less than 80% of the percentage of shares of voting stock owned by the stockholder immediately before the Transaction.

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In applying the foregoing “Not Essentially Equivalent to a Dividend” and “Substantially Disproportionate Redemption of Stock” tests, the stockholder will be treated as owning shares of Common Stock actually or constructively owned by certain individuals and entities related to the stockholder. If the receipt of cash in exchange for a fractional share is not treated as capital gain or loss under either of the tests, it will be treated first as ordinary dividend income to the extent of the stockholder’s ratable share of our current and accumulated earnings and profits, and then as a tax-free return of capital to the extent of the stockholder’s aggregate adjusted tax basis in the shares, with any remaining amount being treated as capital gain.

Capital gain or loss recognized will be long-term if the stockholder’s holding period with respect to the stock surrendered is more than one year at the time of the Transaction. The deductibility of capital loss is subject to limitations. In the case of a stockholder who is an individual, long-term capital gain and dividend income should generally be subject to United Stated federal income tax at a maximum rate of 15% under current law.

The foregoing discussion summarizing certain federal income tax consequences does not refer to the particular facts and circumstances of any specific stockholder. We recommend that stockholders consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the Transaction, as well as advice as to the application and effect of state, local and foreign income and other tax laws.

FORWARD LOOKING STATEMENTS

This Disclosure Statement may include statements regarding the intent, belief or current expectations of the Company or its officers with respect to: (i) the Company’s strategic plans and ability to complete and benefit from the Transaction; (ii) the expenses associated with the Transaction and the subsequent deregistration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder; (iii) the number of stockholders following the Reverse Split; and (iv) the Company’s financial condition, results of operations, capital resources and business prospects following the Transaction. These forward-looking statements are based on a number of assumptions and currently available information, and are subject to a variety of risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There is no assurance that the forward-looking statements contained in this Disclosure Statement will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that its objectives will be achieved. The “safe-harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act do not apply to forward-looking statements made in connection with the Transaction and do not apply to the Company’s periodic reports that are incorporated by reference into this Disclosure Statements.

QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT

What are some of the advantages of the Reverse/Forward Stock Split?

To learn about some of the advantages we expect as a result of the Reverse/Forward Stock Split, see the information under the caption “Special Factors − Reasons for and Purposes of the Reverse/Forward Stock Split” in this Disclosure Statement.

What are some of the disadvantages of the Reverse/Forward Stock Split?

To learn about some of the disadvantages we expect as a result of the Reverse/Forward Stock Split, see the information under the caption “Special Factors − Potential Disadvantages of the Reverse/Forward Stock Split” in this Disclosure Statement.

What are some of the factors the Board considered in approving the Reverse/Forward Stock Split?

The Board considered various factors in approving the Reverse/Forward Stock Split, including those discussed under the captions “Special Factors − Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors − Strategic Alternatives Considered,” “Special Factors − Background of the Reverse/Forward Stock Split” and “Special Factors – Factors Considered to Determine Fairness” in this Disclosure Statement.

What are the interests of our directors and executive officers in the Reverse/Forward Stock Split?

As a result of the Reverse/Forward Stock Split, our directors and executive officers, collectively, will beneficially own a percentage of the shares of Common Stock issued and outstanding greater than the percentage that those directors and executive officers owned prior to the Reverse/Forward Stock Split.  However, they will not receive any benefits, including cash payments or the accelerated vesting of securities, in connection with the Transaction. See also the information under the captions “Special Factors – Potential Disadvantages of the Reverse/Forward Stock Split” and “Other Matters Related to the Transaction – Interests of Certain Persons” in this Disclosure Statement.

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 How will I be affected if I own fewer than 150 shares of Common Stock?

Upon effectiveness of the Reverse/Forward Stock Split, if you hold fewer than 150 shares of Common Stock, you will receive a cash payment of $0.65 per pre-Reverse Split share.  As soon as practicable after the effective date of the Reverse Split, you will be notified and asked to surrender your stock certificates to our Exchange Agent.  The Exchange Agent will remit your cash payment following receipt of your stock certificates.

 How will I be affected if I own 150 or more shares of Common Stock?

Upon effectiveness of the Reverse/Forward Stock Split, if you hold at least 150 shares of Common Stock, the number of shares of Common Stock that you hold will not change, and you will not receive any cash payments.  You will not need to take any action, including exchanging or returning any existing stock certificates, which will continue to evidence ownership of the same number of shares as set forth currently on the face of the certificates.

 Will I be entitled to appraisal rights (also known as dissenters’ rights) if I object to the Reverse Split?

Yes.  See the information under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Other Matters Related to the Transaction – Dissenters’ Rights” in this Disclosure Statement.

DESCRIPTION OF THE REVERSE/FORWARD STOCK SPLIT

The Reverse/Forward Stock Split includes both the Reverse Split and the Forward Split of our Common Stock.  The Reverse Split is expected to occur on or about the 20th calendar day following April 19, 2012, the date this Disclosure Statement is first mailed to our stockholders and the Forward Split is expected to occur immediately following the Reverse Split.  The Reverse/Forward Stock Split has been approved by the Board.  The Board reserves the right, in its discretion, to abandon the Reverse/Forward Stock Split prior to the Effective Date by issuing a press release and filing a current report on Form 8-K with the SEC.

Upon consummation of the Reverse Split, each registered stockholder on the Effective Date will receive one share of Common Stock for each 150 shares of Common Stock held in its account immediately prior to the Effective Date.  If a registered stockholder holds 150 or more shares of Common Stock in its account, any fractional share in such account will not be cashed out after the Reverse Split and the total number of shares held by such holder will not change as a result of the Reverse/Forward Stock Split.  Such holders will not need to exchange or return any existing stock certificates, which will continue to evidence ownership of the same number of shares as set forth currently on the face of the certificates.  Any registered stockholder who holds fewer than 150 shares of Common Stock in its account immediately prior to the Effective Date will receive a cash payment of  $0.65 per pre-Reverse Split share instead of fractional shares.  In connection with the Forward Split, all registered stockholders holding at least 150 shares prior to the Reverse Split will receive 150 shares of Common Stock for every one share of Common Stock they held following the Reverse Split.

We intend for the Reverse/Forward Stock Split to treat stockholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders.  However, nominees may have different procedures, and stockholders holding shares in street name should contact their nominees.  A stockholder holding fewer than 150 shares of Common Stock in street name who wants to receive cash in the Reverse/Forward Stock Split should instruct its nominee to transfer such stockholder’s shares into a record account in such stockholder’s name in a timely manner and in any event prior to the Effective Date to ensure that such stockholder will be considered a holder of record prior to the Effective Date.  A stockholder holding fewer than 150 shares of Common Stock in street name through a nominee who does not transfer shares into a record account prior to the Effective Date may not have its shares cashed out in connection with the Reverse/Forward Stock Split.  For instance, a stockholder’s shares may not be cashed out if such stockholder’s nominee is a record holder of an aggregate of 150 or more shares of Common Stock, holds shares for multiple stockholders in street name and does not provide such beneficial ownership positions in a timely manner to the Exchange Agent.

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The Reverse/Forward Stock Split is illustrated by the following examples:

Hypothetical Scenario	Result
Stockholder A is a registered stockholder who holds 149 shares of Common Stock in its account prior to the Reverse/Forward Stock Split.

Instead of receiving a fractional share of Common Stock immediately after the Effective Date of the Reverse/Forward Stock Split, Stockholder A’s shares will be converted into the right to receive cash in the total amount of $96.85 (i.e., $0.65 x 149 shares).

Note: If Stockholder A wants to continue its investment in the Company, Stockholder A can, prior to the Effective Date, buy at least 1 more share, and thereby hold the additional share in its account.  Stockholder A would have to act sufficiently in advance of the Reverse/Forward Stock Split so that the purchase is completed and the additional share is credited to its account by the close of business (eastern time) on the Effective Date.

Stockholder B is a registered stockholder who holds 150 shares of Common Stock in its account prior to the Reverse/Forward Stock Split.	After the Effective Date of the Reverse/Forward Stock Split, Stockholder B will continue to hold all 150 shares of Common Stock.

Stockholder C holds less than 150 shares of Common Stock in a brokerage account as of the Effective Date.	We intend for the Reverse/Forward Stock Split to treat stockholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names. Nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders. However, nominees may have different procedures and stockholders holding Common Stock in street name should contact their nominees. A stockholder holding fewer than 150 shares of Common Stock in street name who wants to receive cash in the Reverse/Forward Stock Split should instruct its nominee to transfer such stockholder’s shares into a record account in such stockholder’s name in a timely manner to ensure that such stockholder will be considered a holder of record prior to the Effective Date. A stockholder holding fewer than 150 shares of Common Stock in street name through a nominee who does not transfer shares into a record account in a timely manner may not have its shares cashed out in connection with the Reverse/Forward Stock Split. For instance, a stockholder’s shares may not be cashed out if such stockholder’s nominee is a record holder of an aggregate of 150 or more shares of Common Stock, holds shares for multiple stockholders in street name and does not provide such beneficial ownership positions in a timely manner to the Exchange Agent.

OTHER MATTERS RELATED TO THE TRANSACTION

Source and Amount of Funds

The costs of the Reverse/Forward Stock Split and related fees and expenses will be paid out of cash on-hand. The following is an estimate of the costs incurred or expected to be incurred by us in connection with the Reverse/Forward Stock Split.  Final costs of the Reverse/Forward Stock Split may be more or less than the estimates shown below.  We will be responsible for paying these costs.

Fractional share purchase costs	$42,500
Legal fees	60,000
Transfer and exchange agent fees	15,000
Total	$117,500

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Interests of Certain Persons

The Reverse/Forward Stock Split will increase the percentage of beneficial ownership of each of our officers, directors and major stockholders.  Based on an assumed cash-out of approximately 65,384 shares of Common Stock, the percentage ownership of our Common Stock of each holder remaining after the Reverse/Forward Stock Split, including our officers, directors and major stockholders, will increase by approximately 0.2%.  For example, Hongbo Cao, who is an executive officer and a member of our board of directors, beneficially owns 13,934,072 shares representing 46.9% of our issued and outstanding shares of Common Stock.  Accordingly, based on an assumed cash-out of approximately 65,384 shares of Common Stock, the percentage ownership of our Common Stock of Mr. Cao will increase by approximately 0.1% to 47.0%.

None of our directors or executive officers shall have his Common Stock cashed-out as a result of the Reverse/Forward Stock Split.  The Reverse/Forward Stock Split will increase the percentage of beneficial ownership of each of our officers, directors and major stockholders.  Based on an assumed cash-out of approximately 65,384 shares, the percentage ownership of each holder remaining after the Reverse/Forward Stock Split will increase by approximately 0.2%.  For example, Hongbo Cao, who is our Chief Executive Officer and Chairman of our board of directors, will beneficially own 13,934,072 shares representing 46.9% of our issued and outstanding shares of Common Stock.  Accordingly, based on an assumed cash-out of approximately 65,384 shares of Common Stock, the percentage ownership of our Common Stock of Mr. Cao will increase by approximately 0.1% to 47.0%.

Except as described above, none of our directors or executive officers will receive any benefits, including cash payments or the accelerated vesting of securities, in connection with the Transaction.

Agreements Involving the Company’s Securities

Befut BVI was formed as a holding company to hold shares of Common Stock. Mr. Hongbo Cao is the controlling shareholder of Befut BVI. Pursuant to a certain Stockholders Agreement dated March 13, 2009 by and among the stockholders of Befut BVI, each such stockholder of Befut BVI has the right to obtain direct ownership of their pro-rata portion of the shares of Common Stock owned by Befut in exchange for the redemption by Befut BVI of an equivalent pro rata share of such stockholder’s equity interests in Befut BVI. Mr. Cao owns approximately 44.4% of the outstanding shares of Befut BVI and may therefore acquire direct ownership of 6,180,740 shares of the Company’s Common Stock held by Befut BVI.

Dissenters’ Rights

Pursuant to Section 78.207 of the Nevada Revised Statutes, stockholders who would be cashed-out in the Reverse/Forward Stock Split are entitled to dissent and may elect to have us purchase pre-Reverse Split shares that would become fractional shares as a result of the Reverse Split for a cash price that is equal to the “fair value” of such shares, as determined in a judicial proceeding in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes (“Chapter 92A”).  The fair value of the shares of any stockholder means the value of such shares immediately before the effectuation of the Reverse Split, excluding any appreciation or depreciation in anticipation of the Reverse Split, unless exclusion of any appreciation or depreciation would be inequitable.

Chapter 92A is set forth in its entirety in APPENDIX A to this Disclosure Statement.  If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review APPENDIX A.  If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may lose your dissenters’ rights.  Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters’ rights.

Stockholders who perfect their dissenters’ rights by complying with the procedures set forth in Chapter 92A will have the fair value of their shares determined by a Nevada state court and will be entitled to receive a cash payment equal to such fair value.  Any such judicial determination of the fair value of shares could be based upon any valuation method or combination of methods the court deems appropriate.  The value so determined could be more or less than the $0.65 per pre-Reverse Split share to be paid in connection with the Reverse Split.  In addition, stockholders who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective time of the transaction on the amount determined to be the fair value of their shares.

Within 10 days after the effectuation of the Reverse Split, we will send a written notice (“Dissenters’ Rights Notice”) to all of our stockholders entitled to dissenters’ rights.  The Dissenters’ Rights Notice will be accompanied by (i) a form for demanding payment from us that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenters’ rights to certify whether or not they acquired beneficial ownership of the shares before that date; (ii) a copy of the provisions of Chapter 92A; and (iii) a brief description of the procedures that a stockholder must follow to exercise dissenters’ rights.

In order to maintain eligibility to exercise dissenters’ rights under Chapter 92A, you must take the following actions within 30 days of the date that the Dissenters’ Rights Notice was delivered: (i) deliver a written demand for payment on the form provided in the Dissenters’ Rights Notice; (ii) certify whether you acquired beneficial ownership of the shares before the date set forth in the Dissenters’ Rights Notice; and (iii) deliver the certificates representing the dissenting shares to us.

Indemnification of Officers and Directors

We have the power to indemnify our directors and officers to the fullest extent provided by Nevada law.  Pursuant to Nevada law, a corporation may indemnify its officers and directors, provided that such person actions: (i) did not constitute a breach of his fiduciary duties as a director or officer; and did not involve intentional misconduct, fraud or a knowing violation of law; and (ii) were conducted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

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In addition, our Bylaws provide that our directors and officers shall be indemnified and held harmless to the fullest extent legally permissible under Nevada law.  Such right of indemnification is a contract right which may be enforced in any manner desired by the person being indemnified and is not exclusive of any other indemnification right that such person may have or thereafter acquire.

The effect of these provisions is potentially to indemnify our directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company.

There is no pending litigation or proceeding involving a director, officer, employee or other agent of ours as to which indemnification is being sought nor are we are aware of any pending litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Conduct of Our Business After the Transaction

We expect our business and operations to continue as they are currently being conducted and, except as disclosed in this Disclosure Statement, the Reverse/Forward Stock Split is not anticipated to have any effect upon the conduct of our business.

We plan, following the consummation of the Reverse/Forward Stock Split, to become a privately held company.  The registration of our Common Stock under the Exchange Act will be terminated. Upon the filing of a Form 15 with the SEC, our duty to file periodic reports under Section 13(a) of the Act will be suspended immediately.  Within 90 days of filing the Form 15, the registration of our Common Stock under the Exchange Act will terminate and, upon such termination, we will no longer have to comply with the Exchange Act’s other reporting requirements, such as the stock ownership reporting requirements and “short swing profit” trading restrictions under Section 16 of the Exchange Act.  Among other things, these changes will allow us to realize time and cost savings from not having to comply with the requirements of the Exchange Act. Following complete of the Transaction, our Common Stock may remain eligible for quotation on the OTC Pink Marketplace. See also the information under the caption “Special Factors – Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock” in this Disclosure Statement.

FINANCIAL AND OTHER INFORMATION

The following summary consolidated financial information was derived from, and should be read in conjunction with, the Company’s audited consolidated financial statements and notes thereto included in Part IV, Item 15 of the Company’s Annual Report on Form 10-K for the year ended June 30, 2011 and from the Company’s unaudited consolidated financial statements and notes thereto included in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the three-month period ended December 31, 2011, all of which are incorporated herein by reference.

	For the Year Ended
Statements of Operations Data:	June 30,
	2011	2010
Revenues	$55,597,912	$31,258,662
Cost of goods sold, and depreciation and amortization expense	40,680,706	22,956,708
Gross profit (loss)	14,917,206	8,301,954
Operating expenses	5,921,312	3,961,745
Income from continuing operations	8,995,894	4,340,209
Other income	813,084	963,518
Net profit (loss)	9,602,026	4,512,176
Net profit available to common stockholders	$9,602,026	4,512,176
Profit per common share from continuing operations – basic and diluted	$0.32	$0.15
Net profit per common share – basic and diluted	$0.33	$0.15
Ratio of earnings to fixed charges	6.5	12.3

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	For the Three Months Ended
Statements of Operations Data:	December 31,
	2011	2010
Revenues	$13,382,645	$14,871,164
Cost of goods sold, and depreciation and amortization expense	10,056,846	10,954,272
Gross profit (loss)	3,325,799	3,916,892
Operating expenses	1,281,884	1,181,902
Income from continuing operations	2,043,915	2,734,990
Other income (expense)	(521,176)	(206,211)
Net profit (loss)	1,338,345	1,936,565
Net profit available to common stockholders	$1,338,345	$1,936,565
Profit per common share from continuing operations – basic and diluted	$0.05	$0.07
Net profit per common share – basic and diluted	$0.05	$0.07
Ratio of earnings to fixed charges	2.7	4.9

Balance Sheet Data:	June 30,	June 30,	December 31,
	2011	2010	2011
Current assets	$40,193,115	$17,816,002	$69,010,335
Non-current assets	$53,389,297	$67,485,770	$56,733,874
Current liabilities	$28,381,521	$12,982,886	$57,488,472
Non-current liabilities	$13,768,300	$14,435,400	$12,434,600
Book value per share	$1.73	$1.36	$1.88

COMPANY INFORMATION

The Company

BEFUT International Co., Ltd., a Nevada corporation, has its principal executive offices at Liangjiu International Tower, 27th Floor, 5 Heyi Street, Dalian City, People’s Republic of China 116011.

Company Securities

Our Common Stock was approved for quotation on the OTC Bulletin Board (the “OTCBB”) on September 28, 2006 and initially traded under the symbol FRZR.OB.  In connection with a 1-for-20 reverse stock split consummated on February 26, 2008, our symbol on the OTC Bulletin Board was changed to FREZ.OB.

On June 18, 2009, in connection with our name change and a 1-for-4.07 reverse stock split effective the same day, our symbol was changed to BFTI.OB. On October 6, 2010, our Common Stock was removed from quotation on the OTCBB, but resumed quotation on January 5, 2011. Effective December 27, 2011, our Common Stock was removed from quotation on the OTCBB. Since such date, our Common Stock has been quoted solely on the OTCQB tier of the OTC Markets under the symbol “BFTI”. As of March 19, 2012 there were 29,715,640 shares of the Common Stock outstanding.

The table below sets forth the reported high and low bid prices for the past two fiscal years. The bid prices shown reflect quotations between dealers, without adjustment for markups, markdowns or commissions, and may not represent actual transactions in our securities.  Shares of our Common Stock are very thinly traded, and the price if traded may be highly volatile and may not reflect the value of the Company. The following prices do not represent the effects of the Reverse/Forward Stock Split.

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	High Bid ($)	Low Bid ($)
Quarter Ended December 31, 2011	0.17	0.15
Quarter Ended September 30, 2011	0.28	0.15
Quarter Ended June 30, 2011	1.20	0.26
Quarter Ended March 31, 2011	1.25	1.20
Quarter Ended December 31, 2010	1.05	0
Quarter Ended September 30, 2010	1.65	0.35
Quarter Ended June 30, 2010	-	-
Quarter Ended March 31, 2010	0.35	0

We have never declared or paid cash dividends on our Common Stock or made distributions in the past, and we do not anticipate that we will pay cash dividends or make cash distributions in the foreseeable future, except for the purpose of cashing out stockholders who, as a result of the Reverse Split, hold solely fractional shares of our Common Stock.

In the future, should we change our position and decide to pay a dividend, PRC regulations may restrict our ability to pay such a dividend. We are a holding company incorporated in the State of Nevada and do not have any assets or conduct any business operations other than our investments in our subsidiaries, in particular our wholly-owned PRC subsidiary, Befut Electric (Dalian) Co., Ltd. (“WFOE”). As a result of our holding company structure, we rely on WFOE for payments of dividends, if any. PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries are also required to set aside a portion of its after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. We may experience difficulties, such as a lengthy processing time by the foreign exchange administrative bureau in the PRC, in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if any of our subsidiaries incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we are unable to receive any profits from the operations of our subsidiaries in the PRC, we may be unable to pay dividends on our Common Stock.

Executive Officers and Directors of the Company

Listed below are the names and ages of the Company’s directors and executive officers as of March 19, 2012 along with their positions, offices and term:

Name	Age	Title	Director or Officer Since
Hongbo Cao	45	Chairman of the Board, Chief Executive Officer and President	March 13, 2009
Mei Yu	41	Director, Chief Financial and Accounting Officer and Treasurer	March 13, 2009
Haiyang Lu	33	Secretary	March 13, 2009

All of our directors hold offices until his or her earlier resignation, removal from office, death or incapacity or other circumstances when their successors are duly elected. Officers serve at the discretion of the board of directors.

The following sets forth biographical information regarding the above directors and executive officers.

Mr. Hongbo Cao, Chairman of the Board, Chief Executive Officer and President. Mr. Cao has served as Chairman of Dalian Befut, our captive manufacturer,  since December 2006. Prior to that, he also served as the CEO of Dalian Befut since June 2002, and therefore has significant experience in the cable and wire industry in China. He was formerly the CEO of Dalian Xincheng Power Equipment Co., Ltd. from 1985 to 2002. Mr. Cao is also a director of Befut Nevada, our direct intermediary subsidiary.  Mr. Cao is a licensed senior economist in China. He received a Master’s Degree in Political Economics from Liaoning Normal University in China in 2000 and a Bachelor’s Degree in Law from Dongbei University of Finance and Economics in China in 1998. We believe Mr. Cao’s  industry, commercial, financial, management and legal experience qualifies him to serve as our Chairman.

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Ms. Mei Yu, Director, Chief Financial Officer and Treasurer.  Ms. Yu has served as Director of Finance of Dalian Befut, our captive manufacturer, since 1997.  Ms.Yu is a graduate of Dongbei University of Finance and Economics in Financial Management in 1991. She has over 17 years of experience in accounting and finance in China and has been familiar with Dalian Befut’s financial condition.

Mr. Haiyang Lu, Secretary. Mr. Lu has been the head of the Strategic Development Department of Dalian Befut and a CEO Assistant of Dalian Befut from 2006. Prior to that, he was Manager of Planning for Dalian Yuandian Advertisement Co., Ltd. in 2003 and Manager of Business Planning for Dalian Tianwei Medicine Co., Ltd. from 2004 to 2006. Mr. Lu received a Bachelor’s Degree in Marketing and Sales from Bohai University in China.

To our knowledge, our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years. There are no family relationships among our directors or executive officers. All officers and directors of the Company are citizens of the People’s Republic of China.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of March 19, 2012, the number of shares of our Common Stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our outstanding Common Stock, (ii) each director, (iii) each executive officer and (iv) all directors and executive officers as a group. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated.

	Amount and
	Nature of
	Beneficial	Percentage
Name and Address of Beneficial Owner (1)	Ownership	of Class (2)

BEFUT International Co. Limited (3)	13,934,072	46.9%

Hongbo Cao (4)	13,934,072	46.9%

Tingmin Li (5)	6,180,740	20.80%

Jinhua Huang	1,500,000	5.05%

Lin Li	1,500,000	5.05%

Mei Yu	800,000	2.7%

Haiyang Lu	0	0.0%

All Directors and Officers as a Group (3 individuals)	14,734,072	49.6%

(1)	The address of each of the beneficial owner is c/o Dalian Befut Wire & Cable Manufacturing Co., Ltd., 27th Floor, Liangjiu International Tower, 5 Heyi Street, Dalian City, 116011, P. R. China.

(2)	When calculating the percentage of shares for all the persons listed and all directors and officers as a group, the denominator is the number of shares of our Common Stock outstanding as of March 19, 2012, namely, 29,715,640 shares of Common Stock.

(3)	BEFUT International Co. Limited (“Befut BVI”) directly owns 13,934,072 shares of our Common Stock. Mr. Hongbo Cao, as the sole director of Befut BVI, has sole voting and investment control over the shares of Common Stock owned by Befut BVI.

(4)	Mr. Hongbo Cao, as the sole director of Befut BVI, has sole voting and investment control over the shares of Common Stock owned by Befut BVI and, as a result, may be deemed to be the beneficial owner of the 13,934,072 shares of our Common Stock owned by Befut BVI. In addition, Mr. Hongbo Cao is the beneficial owner of 6,180,740 shares of our Common Stock pursuant to the Stockholders Agreement entered into by and among the stockholders of Befut BVI (the “Befut BVI Stockholders Agreement”) which provides that, upon request by any stockholder, Befut BVI is required to distribute to such stockholder their pro rata amount of our Common Stock owned by Befut BVI. Mr. Cao, as a 44.4% equity holder of Befut BVI, has the right to receive 6,180,740 shares of our Common Stock from Befut BVI.

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(5)	Mr. Tingmin Li, as a 44.4% equity holder of Befut BVI, has the right to receive 6,180,740 shares of our Common Stock from Befut BVI upon request pursuant to the Befut BVI Stockholders Agreement.

Certain Relationships and Related Party Transactions

During the fiscal years ended June 30, 2010 and 2011 Dalian Befut Wire & Cable Manufacturing Co., Ltd. (“Dalian Befut”), a corporation organized under the laws of the PRC which is the captive manufacturing company to our wholly-foreign owned subsidiary Befut Electric (Dalian), Co., Ltd., made several loans to Dalian Yuansheng Technology Co., Ltd. (“Dalian Yuansheng”), a corporation organized under the laws of the PRC which is 93.3% owned by Dalian Befut. These loans are based on good-faith, non-interest bearing and payable on demand. The balance outstanding as of June 30, 2010 and 2011 was $472,838 and $281,514, respectively. The amount of $472,838 was paid in full during the fiscal year 2011 through several payments. The amount of $281,514 was eliminated in our consolidated balance sheet for the fiscal year 2011.

Other than the above transactions or as otherwise set forth in this report or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

Our Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, the Board believes that the related party transactions are fair and reasonable to the Company.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents that we filed with the SEC, File No. 000-51336, are incorporated by reference in this Disclosure Statement, except for any discussion therein of the “safe harbor” protections for forward-looking statements provided under The Private Securities Litigation Reform Act of 1995:  (i) our Annual Report on Form 10-K for the fiscal year ended June 30, 2011; and (ii) our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011.

All documents and reports that we filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Disclosure Statement are not incorporated by reference into this Disclosure Statement.  New material information, if any, will be provided in an amended Disclosure Statement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Disclosure Statement to the extent that a statement contained herein (or in any other subsequently filed documents which also is deemed to be incorporated by reference herein) modifies or supersedes the statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Disclosure Statement.

AVAILABLE INFORMATION

Copies of our Most Recent Form 10-K and our Most Recent Form 10-Q are available for inspection and copying at our principal executive offices during regular business hours by any stockholder.  We are currently subject to the information requirements of the Exchange Act and file periodic reports and other information with the SEC.  These materials, including our Most Recent Form 10-K and our Most Recent Form 10-Q, can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Some of this information may also be accessed through the SEC’s Internet website at www.sec.gov.  Our Common Stock trades on the OTCQB tier of the OTC Market under the symbol “BFTI.”

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APPENDIX A

CHAPTER 92A OF THE NEVADA REVISED STATUTES

Nev.  Rev.  Stat.  Ann.  § 92A(2010)

92A.300.  Definitions.

  As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

92A.305.  “Beneficial stockholder” defined.

  “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

92A.310.  “Corporate action” defined.

  “Corporate action” means the action of a domestic corporation.

92A.315.  “Dissenter” defined.

  “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

92A.320.  “Fair value” defined.

  “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

   1.  Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

   2.  Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

   3.  Without discounting for lack of marketability or minority status.

92A.325.  “Stockholder” defined.

 “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

92A.330.  “Stockholder of record” defined.

 “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

92A.335.  “Subject corporation” defined.

  “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

92A.340.  Computation of interest.

  Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

92A.350.  Rights of dissenting partner of domestic limited partnership.

    A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

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92A.360.  Rights of dissenting member of domestic limited-liability company.

  The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

92A.370.  Rights of dissenting member of domestic nonprofit corporation.

  1.  Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.  Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

92A.380.  Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

  1.  Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

   (a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

       (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

   (b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

   (c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

   (d) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

   (e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

   (f) Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2.  A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3.  From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares.  This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented.

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92A.390.  Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

  1.  There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is:

   (a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C.  77r(b)(1)(A) or (B), as amended;

   (b) Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

   (c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value,  unless the articles of incorporation of the corporation issuing the class or series provide otherwise.

2.  The applicability of subsection 1 must be determined as of:

   (a) The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

   (b) The day before the effective date of such corporate action if there is no meeting of stockholders.

3.  Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4.  There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5.  There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

92A.400.  Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

  1.  A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights.  The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2.  A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if the beneficial stockholder:

   (a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

   (b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

92A.410.  Notification of stockholders regarding right of dissent.

  1.  If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive.  If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those record stockholders entitled to exercise dissenter’s rights.

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2.  If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

92A.420.  Prerequisites to demand for payment for shares.

  1.  If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

   (a) Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

   (b) Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2.  If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3.  A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

92A.430.  Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

  1.  The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2.  The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

   (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

   (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

   (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

   (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

   (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

92A.440.  Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

  1.  A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

   (a) Demand payment;

   (b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

   (c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2.  If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3.  Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

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4.  A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430.  A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5.  The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

92A.450.  Uncertificated shares: Authority to restrict transfer after demand for payment.

  The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

92A.460.  Payment for shares: General requirements.

  1.  Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest.  The obligation of the subject corporation under this subsection may be enforced by the district court:

   (a) Of the county where the subject corporation’s principal office is located;

   (b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

   (c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2.  The payment must be accompanied by:

   (a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

   (b) A statement of the subject corporation’s estimate of the fair value of the shares; and

   (c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

92A.470.  Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

  1.  A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.  To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment, the subject corporation shall notify the dissenters described in subsection 1:

   (a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

   (b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

   (c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

   (d) That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

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   (e) That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3.  Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4.  Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

92A.480.  Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

  1.  A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460.  A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.  A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

92A.490.  Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

  1.  If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest.  If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.  A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State.  If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.  If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3.  The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares.  All parties must be served with a copy of the petition.  Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.  The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive.  The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.  The appraisers have the powers described in the order appointing them, or any amendment thereto.  The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.  Each dissenter who is made a party to the proceeding is entitled to a judgment:

   (a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

   (b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

92A.500.  Assessment of costs and fees in certain legal proceedings.

  1.  The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court.  The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

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2.  The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

   (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

   (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.  In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.  To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.  This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P.  68 or NRS 17.115.

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